

Mail Stop 4546

April 26, 2017

VIA E-mail
Mr. Martin P. Galvan
Vice President Finance,
Chief Financial Officer and Treasurer
Lannett Company, Inc.
9000 State Road
Philadelphia, PA 19136

  Re: Lannett Company, Inc.
    Form 8-K dated February 1, 2017
    Filed February 2, 2017
    File No. 001-31298

Dear Mr. Galvan:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Kevin W. Vaughn

        Kevin W. Vaughn
        Accounting Branch Chief
        Office of Healthcare and Insurance